UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

XTL Biopharmaceuticals Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.1 par value per share**

(Title of Class of Securities)

98386D307

(CUSIP Number)

February 17, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☒ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	There is no CUSIP number assigned to the ordinary shares of the Issuer. CUSIP number 98386D307 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the Nasdaq Capital Market under the symbol “XTLB.” Each such American Depositary Share represents one hundred (100) ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98386D307

1.	Names of Reporting Persons. Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,618,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,718,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,618,000 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 98386D307

1.	Names of Reporting Persons. Daniel B. Asher
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,618,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,718,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,618,000 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 98386D307

1.	Names of Reporting Persons. Intracoastal Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,618,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,718,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,618,000 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

Item 1.

(a) Name of Issuer

XTL Biopharmaceuticals Ltd. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

5 Hacharoshet St.

P.O. Box 4423

Raanana 4365603, Israel

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin”), (ii) Daniel B. Asher, an individual who is a citizen of the United States of America (“Mr. Asher”) and (iii) Intracoastal Capital LLC, a Delaware limited liability company (“Intracoastal” and together with Mr. Kopin and Mr. Asher, collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of Mr. Kopin and Intracoastal is 245 Palm Trail, Delray Beach, Florida 33483.

The principal business office of Mr. Asher is 111 W. Jackson Boulevard, Suite 2000, Chicago, Illinois 60604.

(d) Title of Class of Securities

Ordinary shares, NIS 0.1 par value per share, of the Issuer (the “Ordinary Shares”). All Ordinary Shares reported herein as being held or beneficially owned by the Reporting Persons are represented by American Depositary Shares of the Issuer (the “ADSs”), which are quoted on the Nasdaq Capital Market under the symbol “XTLB.” Each ADS represents one hundred (100) Ordinary Shares.

(e) CUSIP Number

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 98386D307 has been assigned to the ADSs.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) and (b):

(i)    Immediately following the execution of the Securities Purchase Agreement with the Issuer on February 17, 2017 (the “SPA”) (as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on February 22, 2017), each of the Reporting Persons may have been deemed to have beneficial ownership of 20,000,000 Ordinary Shares that were to be issued to Intracoastal at the closing of the transaction contemplated by the SPA, and all such Ordinary Shares in the aggregate represented beneficial ownership of approximately 6.8% of the Ordinary Shares, based on (1) 274,205,799 Ordinary Shares outstanding as of February 16, 2017 as reported by the Issuer, plus (2) 20,000,000 Ordinary Shares that were to be issued to Intracoastal at the closing of the transaction contemplated by the SPA. The foregoing excludes 20,000,000 Ordinary Shares issuable upon exercise of a warrant that was to be issued to Intracoastal at the closing of the transaction contemplated by the SPA (the “Intracoastal Warrant”) because the Intracoastal Warrant is not exercisable until on or after August 23, 2017 (and the Intracoastal Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Intracoastal Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof, together with its affiliates, any investment vehicle directly or indirectly managed or advised by the holder or its affiliates, any other persons acting, or who could be deemed to be acting, as a group together with the holder or any of the holder’s affiliates, and any other persons whose beneficial ownership of the Ordinary Shares would or could be aggregated with the holder or any of the foregoing for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of more than 9.99% of the Ordinary Shares). Without such blocker provision (and assuming the Intracoastal Warrant was currently exercisable), each of the Reporting Persons may have been deemed to have beneficial ownership of 40,000,000 Ordinary Shares.

(ii)    As of the close of business on February 27, 2017, each of the Reporting Persons may be deemed to have beneficial ownership of 2,618,000 Ordinary Shares, and all such Ordinary Shares in the aggregate represented beneficial ownership of approximately 0.7% of the Ordinary Shares, based on (1) 274,205,799 Ordinary Shares outstanding as of February 16, 2017 as reported by the Issuer, plus (2) 100,000,000 Ordinary Shares issued at the closing of the transaction contemplated by the SPA as reported by the Issuer. The foregoing excludes 20,000,000 Ordinary Shares issuable upon exercise of the Intracoastal Warrant because the Intracoastal Warrant is not exercisable until on or after August 23, 2017. Assuming the Intracoastal Warrant was currently exercisable, each of the Reporting Persons may have been deemed to have beneficial ownership of 22,618,000 Ordinary Shares.

(c)

Number of shares as to which each Reporting Person has:

(1) Sole power to vote or to direct the vote:     0        .

(2) Shared power to vote or to direct the vote:         2,618,000        .

(3) Sole power to dispose or to direct the disposition of         0        .

(4) Shared power to dispose or to direct the disposition of         1,718,000     .

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2017

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 27, 2017

/s/ Mitchell P. Kopin
Mitchell P. Kopin

/s/ Daniel B. Asher
Daniel B. Asher

Intracoastal Capital LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Manager